July 23, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Craig D. Wilson, Senior Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant

RE: RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 8-K filed February 26, 2015
File No. 001-34846

Ladies and Gentlemen:
On behalf of RealPage, Inc. (the “Company”), we submit this letter in connection with comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated July 10, 2015, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 filed March 2, 2015 and Form 8-K filed February 26, 2015 (File No. 001-34846).
As discussed today with the Staff, the Company respectfully requests an extension of time to submit its response to the Comments. The Company currently anticipates providing its response to the Comments by Monday, August 3, 2015.
Please direct any questions or comments regarding this letter to the undersigned by telephone to 972-820-3770. Thank you for your assistance.

Respectfully submitted,

/s/ W. Bryan Hill
W. Bryan Hill Executive Vice President, Chief Financial Officer and Treasurer

cc: David G. Monk, RealPage, Inc.